October 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Logan Ridge Finance Corporation – File No. 814-01022

Rule 17g-1(g) Fidelity Bond Filing

Dear Sir or Madam:

On behalf of Logan Ridge Finance Corporation (the “Company”), a company that has elected to be regulated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Section 17(g) of the 1940 Act and Rule 17g-1 thereunder:

a) a Certificate of the Secretary of the Company containing the resolutions of a majority of the board of directors who are not “interested persons” of the Company (as defined in the 1940 Act), attached hereto as Exhibit A, approving the amount, type, form and coverage of the insured fidelity bond (the “Bond”) and a statement as to the period for which premiums have been paid; and

b) a copy of the extension of the policy period from September 20, 2021 to October 20, 2021 of the Bond, attached hereto as Exhibit B.

Please contact me if you have any questions or require additional information

Very truly yours,

/s/ Jason Roos
Jason Roos
Chief Financial Officer and Secretary

EXHIBIT A

CERTIFICATE

The undersigned, Jason Roos, Secretary of Logan Ridge Finance Corporation, a Maryland corporation (the “Company”), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond extension (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and together with other executive officers of the Company has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums are being paid for the period September 20, 2021 to October 20, 2021.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 12th day of October, 2021.

/s/ Jason Roos
Jason Roos
Secretary

EXHIBIT A

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder, requires each BDC, such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of the Independent Directors approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, the Board, including all of the Independent Directors, have previously received and reviewed a copy of the current fidelity bond issued by Federal Insurance Company, a reputable fidelity insurance company, in the amount equal to $2,500,000 (the “Current Fidelity Bond”); and

WHEREAS, the Board, including all of the Independent Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including such Independent Directors;

NOW THEREFORE BE IT RESOLVED, by the Board, including all of the Independent Directors, that Authorized Officers be, and hereby are, authorized by and on behalf of the Company to negotiate, execute and deliver such documents or agreements as may be necessary to cause a new fidelity bond (the “New Fidelity Bond”) to be issued upon expiration of the Company’s Current Fidelity Bond; provided, that (i) the New Fidelity Bond is issued on substantially the same terms and conditions as the Current Fidelity Bond, including with respect to the amount of coverage and form for such bond and (ii) the premium for the New Fidelity Bond is no greater than 110% of the premium paid for the Current Fidelity Bond; and

FURTHER RESOLVED, by the Board, including all of the Independent Directors, that the terms of the New Fidelity Bond, including the amount of coverage, form and premium for such bond, be, and hereby are approved; provided, that such New Fidelity Bond is issued in conformity with the foregoing resolution; and

FURTHER RESOLVED, by the Board, including all of the Independent Directors, that each of the officers of the Company be, and hereby is, authorized to file a copy of the New Fidelity Bond with the SEC; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

EXHIBIT B

MARSH USA INC

ATTN:     MAXWELL DWYER

1166 AVE OF AMERICAS 37F

NEW YORK, NY 10036

INSURED:	LOGAN RIDGE FINANCE CORPORATION

PRODUCT:	DFIBond

POLICY NO:	70437189

TRANSACTION:	ENDT

PREMIUM BILL

Insured:	LOGAN RIDGE FINANCE CORPORATION	Date: September 23, 2021

Producer:	MARSH USA INC

Company:	FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE:	PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
September 20, 2021	70437189	extension		$695.00
To
October 20, 2021
15% Commission

			TOTAL	$695.00

FEDERAL INSURANCE COMPANY

Endorsement No.:	20

Bond Number:	70437189

NAME OF ASSURED: LOGAN RIDGE FINANCE CORPORATION

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

“ITEM 1.	BOND PERIOD:	from	12:01 A.M. on	September 20, 2020

		to	12:01 A.M. on	October 20, 2021

The extension of the BOND PERIOD does not increase or reinstate the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS.”

This Endorsement applies to loss discovered after 12:01 a.m. on September 20, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:	September 23, 2021	By
Authorized Representative

B-2 Bond

Form 17-02-0953 (Rev. 1-97)